SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



THE ART BOUTIQUE, INC.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


04287P 10 0
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

Yasuhiro Sakakibara

                              Unit B, 15th Floor,
                              China Insurance Bldg
                                48 Cameron Road
                        Tsimshatsui, Kowloon, Hong Kong
- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


April __, 2006
- ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

- ----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04287P 10 0                13D                   Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Yasuhiro Sakaibara
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


PR
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


Japan
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    10,100,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    10,100,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


10,100,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


21.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________
Item 1.  Security and Issuer.

     The Art Boutique, Inc. is a holding Company which is planning to develop a resort property. The securities are common shares of the issuer, The Art Boutique, Inc.





________________________________________________________________________________
Item 2.  Identity and Background.

     (a)        Name:

               Mr. Yasuhiro Sakakibara ("Mr.  Sakakibara"),  age__

      b) Address:              Unit B, 15th Floor,
                              China Insurance Bldg
                                48 Cameron Road
                        Tsimshatsui, Kowloon, Hong Kong

     (c)        Occupation:    Mr. Sakakibara is a businessman in Japan and Hong
                Kong.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)        Citizenship:

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


The Reporting Person purchased the Shares with funds from his own resources.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

The ownership which is the subject of this Schedule was acquired by Reporting Person for the purpose of acquiring control of the Company to invest in resort properties in the Western Pacific region. Other than the transaction for which this report is filed and the above statement of intent, Reporting Person has no further plans at this date which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except for the instant transaction.

     (b) Any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, except the transaction involving the acquisi-tion of a resort properties, as mentioned above;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Reporting person is aware of the announced change of directors, Notice of which will be sent to shareholders on a Schedule 14f or in a Proxy Statement pursuant to the Securities & Exchange Act of 1934 as disclosed in 8-K/A filed May 1, 2006;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Reporting Person is aware of no further acquisition of control by anyone at this date;

     (g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, however, that the Reporting Person may exercise as yet ungranted options to acquire Common Stock of the Company in his discre-tion, which exercise may have the effect of impairing or imped-ing the acquisition of control by a third party;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     (j)        Not applicable

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) As of the date of the filing of this Schedule, Reporting Person is deemed to beneficially own 10,100,000 shares of Common Stock of the Company, representing 21.3% of the issued and outstanding Common Stock. Prior to the share exchange transaction, Reporting Person owned no shares of registrant.

     (b) Reporting Person has sole power to vote and dispose of 10,100,000 shares of common stock of Registrant which constitute 21.3% of the issued and outstanding shares as of this date.

     (c)       None

     (d)       Not Applicable

     (e)       Not Applicable

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no other contracts, arrangements, understandings, or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person, except as described in this Report.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.



________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        September __, 2006
                                        ----------------------------------------
                                                         (Date)


                                        /s/ Yasuhiro Sakakibara
                                        ----------------------------------------
                                                       (Signature)



                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).